O2Micro®

Breathing Life into Mobility

Advanced Solutions for Industry Leaders!



Eastern Europe
Santa Clara
Austin
Cayman Islands
Taipei
Hong Kong

Marketing Support Centers:

- Austin - Houston - Santa Clara
- Seoul - Shanghai - Tokyo • Taipei • Tokyo

Operations & Design Centers:

- Beijing - Chengdu - Europe - Hong Kong • Hsinchu
- Santa Clara - Shanghai - Singapore - Taipei - Wuhan